                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[X] Check this box if no longer
    subject to Section 16.  Form
    4 or Form 5 obligations may
    continue.  See Instruction 1(b)

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Ribotsky       Corey             S.         ACHIEVEMENT TEC HOLDINGS, INC. ("ACHT")           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      _X_ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
                                               Number of Reporting     Month/Year
  155 First Street, Suite B                    Person, if an entity    April, 2002
__________________________________________     (voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Mineola             NY             11501                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                    5. Amount of
                                          3. Trans-   4.  Securities Acquired (A)     Securities
                              2. Trans-      action       or Disposed of (D)          Beneficially  6. Ownership
                                 action      Code         (Instr. 3, 4 and 5)         Owned at         Form:       7. Nature of
                                 Date        (Instr.  ---------------------------     End of           Direct(D)      Indirect
                                 Month/        8)                 (A)                 Month               or          Beneficial
1.  Title of Security            Day/     -----  ---   Amount      or     Price       (Instr.          Indirect(I)    Ownership
    (Instr.3)                    Year)     Code   V               (D)                 3 and 4)         (Instr. 4)    (Instr. 4)
----------------------------- ---------   ----------  --------    ---    --------  ------------     -------------  ------------

Common Stock                   6/29/01      J         394,752      D(1)                   0                 I      Fund Manager -
                                                                                                                   New Millenium
                                                                                                                   Capital Part-
                                                                                                                   ners II, LLC

Common Stock                   6/29/01      J         191,623      D(1)                   0                 I      Fund Manager -
                                                                                                                   AJW Partners,
                                                                                                                   LLC

Common Stock                   2/1/01       J          75,000      A(2)                  75,000             I      Member-
                                                                                                                   The N.I.R.
                                                                                                                   Group, LLC

Common Stock                   11/14/00     J          652,500     A                    652,500             D      Corey S.
                                                                                                                   Ribotsky

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses

Under the terms of a Secured Convertible Debenture Purchase and Exchange Agreement, New Millennium Capital Partners II, LLC exchanged
394,752 shares of issuer's common stock and a convertible promissory note of issuer and cash for $794,119.79 in principal amount of convertible secured debentures due June 29, 2003 (the "Debentures"), and AJW Partners, LLC exchanged 191,623 shares of issuer's common stock and cash for $398,829.30 in principal amount of Debentures.  The Debentures are convertible at the option of the holder into the number of shares of issuer's common stock calculated by dividing the outstanding principal amount and accrued and unpaid interest by the "conversion price".  The conversion price is a price per share equal to the lesser of (1) $0.85 and (2) 60% of the average of the lowest three inter-day trading prices (which need not occur on consecutive trading days but which one or more may occur on the same trading day) during the twenty trading days immediately preceding the applicable conversion date.  The holders of the Debentures are also prohibited from using the Debentures to acquire shares of issuer's common stock to the extent that such acquisition would result in such holders, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of issuer's common stock following such acquisition.

2. Under the terms of a Consulting Agreement, dated February 1, 2001, as part of its consulting fee, The N.I.R. Group, LLC received
an aggregate of 75,000 shares of issuer's common stock from the issuer.                                                                                /s/ Corey S. Ribotsky             July 23, 2001
                                                                                 /s/ Corey S. Ribotsky              April 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ---------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person       Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.